Exhibit 99.1

SANDSTORM AND MARIANA ANNOUNCE RECOMMENDED COMBINATION TO CREATE LEADING MID-TIER STREAMING COMPANY

Vancouver, British Columbia — April 26, 2017 Sandstorm Gold Ltd. (“Sandstorm”) (NYSE MKT: SAND, TSX: SSL) and Mariana Resources Ltd. (“Mariana”) (TSX.V: MARL, AIM: MARL) are pleased to announce that the board of directors of Sandstorm and the independent directors of Mariana have reached an agreement on the terms of a recommended share and cash acquisition by which the entire issued ordinary share capital of Mariana (that Sandstorm does not already own) will be acquired by Sandstorm by means of a Court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law (the “Combination”).

Highlights of the Combination

•	The Combination is expected to create a leading mid-tier stream and royalty company (the “Combined Group”), delivering significant benefits to shareholders of Mariana and Sandstorm. The Combined Group will have:

o	A diversified portfolio of 155 streams and royalties including 20 producing, 23 development-stage, 26 advanced exploration-stage and 86 exploration-stage assets (the “Stream and Royalty Portfolio”). Of the projects that make up the Stream and Royalty Portfolio, 63% are located in North America, 19% in South America, 12% in Asia, 3% in Africa and 3% in Australia.

o	A 30% incorporated joint venture interest (“JV”) in the high-grade, gold-copper, development-stage Hot Maden project in northeast Turkey (“Hot Maden”). Sandstorm intends to move from the current position of equity participation in the JV to converting the Combined Group’s interest into a gold stream, providing the potential to more than double attributable gold equivalent production once in full operation. At present the Combined Group has not begun soliciting interest in a conversion transaction and intends to conduct such solicitation in the future after Hot Maden has undergone several de-risking and value creating milestones.

▪	Hot Maden is expected to be a straightforward, low capital cost project with estimated initial construction capital requirements of US$169 million (US$51 million attributed to the 30% JV interest). The high-grade nature of the orebody and its wide mineralized zones provide the potential for a low cost mining operation, with estimated all-in sustaining costs of less than US$400 per ounce gold-equivalent, which if achieved would lead to significant cash flow generation from the project.

▪	Hot Maden will continue to be managed by Turkish company Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), the 70% JV partner at Hot Maden. Lidya is an experienced Turkish company and is part of Çalık Holding, a Turkish conglomerate with several business lines including energy, telecommunication, finance, construction, textiles and mining. Lidya is currently partnered with Alacer Gold Corp. on the producing Çöpler mine and the development-stage Gediktepe and Kartaltepe projects in Turkey.

o	An interest in the remaining exploration properties of Mariana with a focus on gold, silver and associated metals in Côte d’Ivoire, Turkey, and Argentina (the “Exploration Properties”). Following completion of the Combination, Sandstorm intends to spin-out the Exploration Properties into a separate company (the “SpinCo”), with the Combined Group retaining royalty interests over the Exploration Properties and equity in the SpinCo.

•	Following the Combination, the Combined Group will maintain a strong balance sheet with significant available liquidity from its US$110 million revolving credit facility and strong cash flow from operations to fund Sandstorm’s ongoing strategy of future stream and royalty acquisitions. The Combined Group will also have a portfolio of equity and debt investments in other mining companies which is intended to be monetized to support the Combined Group’s ongoing acquisition strategy in due course.

•	Cash currently remaining in the Mariana Group of approximately US$5 million as at April 25, 2017, being the last Business Day before the date of this Announcement, which is expected to be sufficient to fund Mariana’s ongoing pro rata share of development programmes and cash calls for the Hot Maden JV until January 2018 as well as furthering exploration as prioritised in Mariana’s area of focus

•	Superior market liquidity for Mariana Shareholders. Over the last 15 months, the daily dollar trading volume of Sandstorm has averaged approximately US$10 million between the NYSE MKT and TSX.

•	Experienced management team which has completed more than US$2 billion in stream and royalty transactions. On completion of the Combination, Nolan Watson will be President and Chief Executive Officer of the Combined Group and Glen Parsons will continue to manage the Exploration Properties furthering the advancement up the development curve.

Commenting on today's announcement, Nolan Watson, President and Chief Executive Officer of Sandstorm said:

"We believe that, by combining Mariana and Sandstorm and converting the Hot Maden JV interest into a gold stream, we can unlock the inherent value of Hot Maden and deliver the optimal outcome for shareholders without incurring further equity dilution to finance the interest in Hot Maden. We believe that Hot Maden is a unique asset with a robust cash flow profile and will be an anchor gold stream asset that has the potential to more than double Sandstorm’s attributable gold equivalent production once in full operation. We are confident in Lidya as the operating partner at Hot Maden and we look forward to watching the project advance towards production and the mineralization expand through continued exploration.

The Combination is expected to transform the Combined Group into a leading mid-tier streaming and royalty company and our focus will be growth by acquisition with the primary objective being to add streams and royalties on quality projects with exploration upside, with the balance of Mariana’s exploration portfolio contributing to this. We believe that we are well positioned to continue to execute on our growth plans with significant available liquidity from our US$110 million revolving credit facility and a portfolio of equity and debt investments in other mining companies that we plan to monetize.”

Commenting on today’s announcement, John Horsburgh, Non-Executive Chairman of Mariana said:

"The independent directors recommend that Mariana Shareholders approve this Combination. The Combination with a company such as Sandstorm not only de-risks Mariana’s exposure as a single development/production asset company but provides a stronger diverse platform and ability to finance the development of the 30% owned high grade gold-copper discovery at Hot Maden in Turkey. The terms of the Combination represent a significant and attractive premium to the market price of Mariana Shares. The Consideration includes a cash consideration amount and a new Sandstorm share consideration amount component that provides an opportunity for Mariana Shareholders to participate in the upside of Hot Maden, as it advances to production, as well as exposure to the existing Mariana Exploration Properties and the Combined Group’s streaming and royalty portfolio. The independent directors have also taken into account the high liquidity of Sandstorm Shares in arriving at this recommendation.”

Terms of the Combination

Under the terms of the Combination, Mariana shareholders will receive 28.75 pence in cash and 0.2573 of a Sandstorm share for each one Mariana share held. The Combination values Mariana at approximately 110 pence per Mariana share based on the closing price of US$4.04 per Sandstorm Share on the NYSE MKT and a currency exchange rate of £0.7788 per USD, on April 25, 2017.

The terms of the Combination represent a premium of approximately 84% to the closing price of 59.50 pence per Mariana share on April 25, 2017 and a premium of approximately 88% to the 20-day VWAP per Mariana share.

If successful, the Combination will result in Mariana shareholders, together, owning approximately 19.0% of the ordinary share capital of the Combined Group.

Sandstorm holds 8,980,243 Mariana shares, representing approximately 7.0% of the issued ordinary share capital of Mariana, and Mariana warrants over a further 4,490,122 Mariana shares.

Voting Support and Board Approval

The Mariana independent directors have unanimously approved the Combination and intend to recommend that Mariana shareholders vote in favour of the Combination as they have irrevocably undertaken to vote in favour of the Scheme at the Guernsey Court Meeting and the resolutions to be proposed at the General Meeting in respect of, in aggregate, 905,050 Mariana Shares representing approximately 0.71% of the issued ordinary share capital of Mariana on April 25, 2017.

In addition to the irrevocable undertakings from the Mariana independent directors, Sandstorm has also received irrevocable undertakings from each of Australian Investors Pty Ltd and AngloGold Ashanti Holdings Plc to vote in favour of the Scheme at the Guernsey Court Meeting and the resolutions to be proposed at the General Meeting in respect of, in aggregate, 8,718,089 Mariana Shares, representing approximately 6.80% of Mariana's issued ordinary share capital on April 25, 2017.

Sandstorm has therefore received irrevocable undertakings to vote in favour of the Scheme at the Guernsey Court Meeting and the resolutions to be proposed at the General Meeting in respect of, in aggregate, 9,623,139 Mariana Shares representing, in aggregate, approximately 7.51%. of the issued ordinary share capital of Mariana on April 25, 2017.

Glen Parsons and Eric Roth have irrevocably undertaken to vote in favour of those resolutions to be proposed at the General Meeting on which they are entitled to vote in respect of, in aggregate, 986,621 Mariana Shares representing approximately 0.77% of the issued ordinary share capital of Mariana on April 25, 2017.

The issuance of the Sandstorm shares, including those issuable on exercise of any Mariana warrants and the Mariana options on a post-closing basis, is subject to approval by the Toronto Stock Exchange and the NYSE MKT.

About Mariana Resources

Mariana is an exploration and development company with an extensive portfolio of gold, silver, and copper projects in Turkey, South America, and Côte d’Ivoire. Mariana's most advanced asset is the Hot Maden gold-copper project in northeast Turkey, which is a joint venture with Turkish partner Lidya (30% Mariana and 70% Lidya). The JV holds 1 operating licence and 3 exploration licences comprising a total land area of 73.9 km2. On January 17, 2017, Mariana released the results of a technical report entitled “National Instrument 43-101 Technical Report Preliminary Economic Assessment Hot Maden Gold Copper Project Artvin Province, Turkey” with an effective date of March 1, 2017 (the “Hot Maden PEA”) which demonstrated robust estimated economics (after-tax NPV and IRR of US$1.37 billion and 153%, respectively) based on a development scenario incorporating an underground mining operation and processing facility for the production of two concentrates (a copper-gold concentrate and a gold-pyrite concentrate). Note that the Hot Maden PEA is preliminary in nature as it includes Indicated and Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and as such there is no certainty that the preliminary assessment and economics will be realized. The Hot Maden PEA was based on the June 2016 mineral resource estimate completed by RPM, which calculated resources (100% basis) by category of:

•	Indicated (Main Zone): 7.1 million tonnes (“Mt”) grading 12.2 g/t gold and 2.3% copper for contained metal of 2.79 Moz of gold and 166 thousand tonnes (“kt”) of copper (3.43 Moz of gold equivalent)

•	Inferred (Main Zone): 0.7 Mt grading 2.7 g/t gold and 0.9% copper for contained metal of 0.06 Moz of gold and 7 kt of copper (0.09 Moz of gold equivalent)

•	Inferred (Southern Zone): 1.3 Mt grading 7.2 g/t gold and 0.7% copper for contained metal of 0.31 Moz of gold and 10 kt of copper (0.35 Moz gold equivalent)

Hot Maden Resource Estimate

Hot Maden Main Deposit (2 g/t AuEq Cut-Off)
Indicated Mineral Resource
Domain	Tonnes	Au (g/t)	Cu (%)	Zn (%)	AuEq (g/t)	Au Ounces	Cu Tonnes	AuEq Ounces
Main Zone LG	463,000	1.1	1.1	0.3	2.4	17,000	5,000	36,000
Main Zone HG	4,501,000	3.9	1.9	0.2	6.3	570,000	87,000	908,000
Main Zone UHG	2,086,000	32.7	3.5	0.1	36.9	2,195,000	73,000	2,476,000
Mixed Gold-Zinc Zone	17,000	7.5	3.1	3.6	11.2	4,000	1,000	6,000
Peripheral Lodes	60,000	2.1	0.4	0.4	2.5	4,000	‒	5,000
Total	7,127,000	12.2	2.3	0.2	15.0	2,790,000	166,000	3,431,000

Inferred Mineral Resource
Domain	Tonnes	Au (g/t)	Cu (%)	Zn (%)	AuEq (g/t)	Au Ounces	Cu Tonnes	AuEq Ounces
Main Zone LG	395,000	1.7	0.9	0.03	2.8	21,000	4,000	35,000
Main Zone HG	31,000	3.9	1.6	0.1	5.8	4,000	‒	6,000
Main Zone UHG	6,000	39.1	2.1	0.01	41.6	7,000	‒	8,000
Mixed Gold-Zinc Zone	4,000	1.7	0.4	2.4	2.2	‒	‒	‒
Peripheral Lodes	282,000	3.2	0.9	0.1	4.3	29,000	2,000	38,000
Total	718,000	2.7	0.9	0.1	3.8	62,000	7,000	88,000

Hot Maden South Deposit (2 g/t AuEq Cut-Off)
Inferred Mineral Resource
Domain	Tonnes	Au (g/t)	Cu (%)	Zn (%)	AuEq (g/t)	Au Ounces	Cu Tonnes	AuEq Ounces
South Zone LG	396,000	2.8	0.7	‒	3.6	35,000	3,000	46,000
South Zone HG	583,000	5.3	0.7	‒	6.1	98,000	4,000	114,000
South Zone UHG	224,000	22.2	1.0	‒	23.4	160,000	2,000	169,000
Mixed Gold-Zinc Zone	44,000	9.0	1.0	3.2	10.2	13,000	‒	15,000
Peripheral Lodes	104,000	1.9	0.3	‒	2.2	6,000	‒	7,000
Total	1,352,000	7.2	0.7	0.1	8.1	313,000	10,000	351,000

Notes:

1.	*Au Equivalence (AuEq) was calculated using a 100 day moving average of US$1,215/ounce for Au and US$2.13/pound for Cu as of May 29, 2016. No adjustment has been made for metallurgical recovery or net smelter return as these remain uncertain at this time. Based on grades and contained metal for Au and Cu, it is assumed that both commodities have reasonable potential to be economically extractable.

a.	The formula used for Au equivalent grade is: AuEq g/t = Au + [(Cu% x 22.0462 x 2.13)/(1215/31.1035)] and assumes 100% metallurgical recovery.

b.	Au equivalent ounces are calculated by multiplying Mineral Resource tonnage by Au equivalent grade and converting for ounces. The formula used for Au equivalent ounces is: AuEq Oz = [Tonnage x AuEq grade (g/t)]/31.1035.

2.	Mineral Resource grades are estimated in accordance with the JORC Code.

3.	Mineral Resources are reported on a dry in-situ basis.

Due to insider holdings in Mariana, the transaction may be considered to be a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Sandstorm intends to rely on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(a) of MI 61-101 because at the time the transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value consideration for the transaction, as it related to insiders, exceeded 25% of Sandstorm’s market capitalization.

Advisors and Legal Counsel

Sandstorm’s financial advisor is KPMG LLP. Norton Rose Fulbright LLP (England), Carey Olsen (Guernsey), Cassels Brock & Blackwell LLP (Canada), and Neal, Gerber & Eisenberg LLP (United States) are acting as legal counsel to Sandstorm.

Mariana’s financial advisors are RFC Ambrian Limited and Raymond James Ltd. Watson Farley & Williams LLP (England), Mourant Ozannes (Guernsey), and Gowling WLG LLP (Canada) are acting as legal counsel to Mariana.

Webcast & Conference Call Details

A conference call will be held on April 26, 2017 started at 8:00 am PDT to further discuss the Combination. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

North America Toll Free: 888 390 0546
U.K. Local: +44 08006522435
Conference ID: 75483188
Webcast URL: http://ow.ly/CDou30bafh0

Qualified Person

Mr. Eric Roth, a qualified person under NI 43-101, has reviewed the Hot Maden PEA on behalf of Sandstorm.  To the best of Sandstorm’s knowledge, information and belief, there is no new material scientific or technical information that would make disclosure of the mineral resource or Hot Maden PEA inaccurate or misleading. The technical and scientific information contained in this press release has also been reviewed and approved by Mr. Roth.

For additional information, readers should refer to the Hot Maden PEA, which is available under Mariana’s profile at www.sedar.com. There are no material differences between the CIM Definition Standards and the equivalent definitions in the JORC Code.

Rule 2.7 Announcement

To view the Rule 2.7 announcement, please click on the following link: www.sandstormgold.com/transaction.

As Mariana is listed in London the Combination is subject to UK takeover regulation and, as Sandstorm shares are being offered as consideration, there are certain public disclosure requirements imposed on Sandstorm shareholders who have positions or deal in Sandstorm shares and/or Mariana shares which are described in detail below.

Disclosure requirements of the UK Takeover Code (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine. Sandstorm has acquired a portfolio of 155 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow through accretive acquisitions of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENT TO U.S. SECURITYHOLDERS

None of the securities to be issued pursuant to the Combination have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Combination are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. The Guernsey court will be informed of the intention to rely upon such exemption, in part, on the basis of its approval of the Combination. Mariana Options and Mariana Warrants outstanding prior to the completion of the Combination will remain outstanding under their terms and any securities issuable upon exercise thereof, as permitted, have not been and will not be registered under the Securities Act or applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The financial information included or incorporated by reference in this press release has been prepared in accordance with IFRS, which differs from US GAAP in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information in this document or in the documents referenced herein concerning the properties and operations of Sandstorm and of Mariana has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Mariana and Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to planned exploration, guidance on estimated production, cash flow and information and expectations about the acquisition of Mariana, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, the ability to successfully integrate operations and realize the anticipated benefits, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: delays or failure to complete the transactions described herein, failure to obtain shareholder or regulatory approvals, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178